Filed Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Enzon Pharmaceuticals, Inc.
NPS Pharmaceuticals, Inc.
Commission File No. 000-12957

The following materials were used by executives of Enzon Pharmaceuticals, Inc. (“Enzon”) in connection with the announcement of the proposed business combination between Enzon and NPS Pharmaceuticals, Inc.

Cautionary Statement For The Purpose Of The “Safe Harbor” Provisions
Of The Private Securities Litigation Reform Act Of 1995

This material contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained in this letter include statements about future financial and operating results and the proposed NPS/Enzon merger.  These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.  Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder or governmental approvals or fail to satisfy other conditions to closing, the transaction will not be consummated.  In any forward-looking statement in which NPS or Enzon expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished.  The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the NPS and Enzon businesses will not be integrated successfully; costs related to the proposed merger, failure of the NPS or Enzon stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting NPS’ and Enzon’s businesses generally as set forth in NPS’ and Enzon’s filings with the SEC, including their Annual Reports on Form 10-K for their respective most recent fiscal years, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K.  NPS and Enzon are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

In connection with the proposed NPS/Enzon merger, NPS, Enzon and Momentum Merger Corporation (which will be renamed by NPS and Enzon in connection with the proposed merger) intend to file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the transaction described herein.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION DESCRIBED HEREIN.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by NPS and Enzon with the SEC at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com, or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

NPS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NPS and Enzon in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above.  Additional information regarding these directors and executive officers is also included in NPS’ proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about April 19, 2002.  This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting NPS at 801-583-4939 and through NPS’ website at www.npsp.com.

Enzon and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Enzon and NPS in connection with the transaction described herein.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above.  Additional information regarding these directors and executive officers is also included in Enzon’s proxy statement for its 2002 Annual Meeting of Stockholders, which was filed with the SEC on or about October 28, 2002.  This document is available free of charge at the SEC’s web site at www.sec.gov or by contacting Enzon at 908-541-8678 and through Enzon’s website at www.enzon.com.

Science, Pipeline, Products . . . Creating A New Biotechnology Leader

Hunter Jackson, Ph.D.
Chief Executive Officer, President &
Chairman of the Board

Hunter Jackson, Ph.D. has been Chief Executive Officer and Chairman of our board since founding NPS in 1986. He was appointed to the additional position of President in January 1994. Before founding NPS, he was an Associate Professor in the Department of Anatomy at the University of Utah School of Medicine. Dr. Jackson received a Ph.D. in Psychobiology from Yale University. He received postdoctoral training in the Department of Neurosurgery, University of Virginia Medical School.

Arthur J. Higgins
Chairman & CEO

Arthur Higgins has served as Chief Executive Officer and director of Enzon since May 2001 and as the Company’s Chairman since December 2001. Shortly after his arrival at Enzon, Mr. Higgins’ leadership led to the successful completion of a $400 million convertible note offering that significantly strengthened the Company’s financial position. Under the direction of Mr. Higgins, Enzon has become both profitable and cash flow positive.

Highlighting Enzon’s financial strengths, Mr. Higgins has redefined the corporate vision to place Enzon amongst the fastest growing biopharmaceutical companies within its peer group. Mr. Higgins has implemented a dual-prong strategy that combines the Company’s internal strategic initiatives with the execution of transactions to grow and strengthen the Company’s foundation. Mr. Higgins’ extensive experience in the pharmaceutical industry has played a critical role in the consummation of several deals that serve to advance Enzon’s strategy and enhance its product pipeline and infrastructure. These transactions include multi-faceted alliances with Nektar Therapeutics, (f/n/a Inhale Therapeutic Systems), and Micromet AG.. Mr. Higgins also orchestrated the acquisition of the antifungal ABELCET from Elan PLC, and the reacquisition of the Company’s commercial rights to its leukemia product, ONCASPAR, and the subsequent establishment of a hospital and oncology sales and marketing presence in the U.S.

Mr. Higgins joined Enzon from Abbott Laboratories where he was President, Abbott Pharmaceutical Products Division. In this capacity, Mr. Higgins had full profit and loss responsibilities for Abbott’s U.S. pharmaceutical business and global responsibility for pharmaceutical research and development. Mr. Higgins has over 20 years of pharmaceutical experience, including 14 years with Abbott Laboratories. Mr. Higgins graduated from Stratchclyde University in Scotland and holds a B.S. degree in biochemistry.

Kenneth J. Zuerblis
Vice President, Finance,
Chief Financial Officer & Secretary

Kenneth J. Zuerblis has served as Chief Financial Officer since January 1996, as Vice President, Finance since April 1994 and as Secretary since August 2000. From July 1991 to April 1994, Mr. Zuerblis served as Enzon’s Controller. Mr. Zuerblis is responsible for all financial aspects of the company, as well as the following areas: investor and public relations, legal and information technologies. Prior to joining Enzon, Mr. Zuerblis was employed as a Senior Manager by KPMG Peat Marwick LLP, where he was involved in providing traditional audit and tax services to both public and private companies of all sizes.

Dr. Ulrich Grau
Chief Scientific Officer

Dr. Ulrich Grau serves as Enzon’s Chief Scientific Officer. In this role, Dr. Grau is responsible for advancing the Company's product pipeline and expanding its research and development programs.

Having directed numerous R&D programs, Dr. Grau brings over 20 years of experience from the biotechnology and pharmaceutical industry. His extensive expertise in the healthcare field includes corporate strategy and strategic alliances, program expansion, the development of new products and technologies for a variety of treatments.

Dr. Grau served as President of Research and Development at BASF Pharma where he directed a global R&D organization of approximately 1,500 employees and significantly advanced and expanded the Company’s product portfolio. This included therapies for a variety of health conditions, including obesity, arrhythmia, sepsis and severe pain as well as participation in strategic alliances. Dr. Grau served as Senior Vice President and R&D Integration Officer for Aventis Pharma where he participated in strategic alliances.

Dr. Grau served as Senior Vice President, global product realization at Hoechst Marion Roussel where he directed the company's late-stage product development activities with a portfolio of projects ranging from diabetes, infectious diseases, oncology, osteoporosis, cardiology and rheumatology to hormone replacement therapies. Serving in numerous capacities at Hoechst, Dr. Grau developed research and educational programs, products and technologies and participated in strategic alliances.

Thomas B. Marriott, Ph.D.
Vice President,
Development Research

Thomas B. Marriott, Ph.D. has been Vice President, Development Research since August 1993. From February 1990 to July 1993, he served as Director, Clinical Investigations for McNeil Pharmaceutical, a subsidiary of Johnson & Johnson, with responsibility for developing and implementing clinical trial strategies for a number of products. From 1986 to 1990, Dr. Marriott was Director, Drug Metabolism for McNeil Pharmaceutical with the responsibility for planning; initiating and completing bio-analytical drug disposition and clinical biopharmaceutics and pharmacokinetics research required for investigational new drug applications and new drug applications. He received a Ph.D. in Chemistry from the University of Oregon.

Alan L. Mueller, Ph.D.
Vice President,
Discovery Research

Alan L. Mueller, Ph.D. has been Vice President, Discovery Research since January 2001. Before being appointed to that position, he served us as Director, Discovery Research from September 1999 to January 2001. He joined NPS in February 1989 as a Senior Scientist. Prior to that time, he was a Pharmacologist at Abbott Laboratories. Dr Mueller received a Ph.D. in Pharmacology from the University of Colorado Health Sciences Center, Denver.

Science, Pipeline, Products . . . Creating A New Biotechnology Leader

Corporate Fact Sheet

The merger of Enzon and NPS creates a powerful new leader in biotechnology. The new entity will addressopportunities in areas of unmet therapeutic need and combines all the elements necessary for success,including:

•	Innovative science that drives a robust pipeline with a clearly defined path to clinical and commercial success

•	A clearly defined path to profitability, resting on a complete commercial infrastructure and stable financials with a strong balance sheet, the resources to create and capitalize on opportunities, and the flexibility to independently develop and commercialize products

•	A seasoned management team that combines extensive pharmaceutical and business experience with a wealth of drug discovery and development expertise, including:

Hunter Jackson, Ph.D.,	Kenneth J. Zuerblis,
CEO, President and Chairman of NPS	CFO of Enzon
Arthur J. Higgins,	Thomas B. Marriott, Ph.D.,
CEO and Chairman of Enzon	VP Development Research of NPS
Ulrich Grau, Ph.D.,	Alan Mueller, Ph.D.,
CSO of Enzon	VP Discovery Research of NPS

HEADQUARTERS Other Facilities:
Bridgewater, NJ	Salt Lake City, UT
Indianapolis, IN	Toronto, Canada
Piscataway, NJ
S. Plainfield, NJ

EMPLOYEES
300	200

NASDAQ
ENZN	NPSP

CORPORATE PARTNERS
•	Schering-Plough	•	Amgen
•	Nektar	•	Kirin
•	Micromet	•	AstraZeneca
•	SkyePharma	•	GlaxoSmithKline
		•	Jannsen

PIPELINE

Product Pipeline & Marketed Products
Stage of Development
Product
Preclinical/ Research
Phase I
Phase II
Phase III
Marketed
Indication(s)
Partner
PEG INTRON
Hepatitis C
Schering-Plough
ABELCET
Antifungal
Proprietary
ADAGEN
SCIDS
Proprietary
ONCASPAR
ALL/Leukemia
Proprietary
DEPOCYT
Lymphomatous Meningitis
Proprietary
Cinacalcet HCl
Secondary HPT
Amgen/Kirin
PREOS
Osteoporosis
Proprietary
PROTHECAN
Various cancers
Proprietary
ALX-0600
GI Disorders
Proprietary
Cinacalcet HCl
Primary HPT
Amgen/Kirin
NPS 1776
Epilepsy / Migraine
Proprietary
NPS 1506
Acute Depression
Proprietary
Calcilytics
Osteoporosis
GSK
PEG Cytotoxics
Various tumors
Proprietary
Glycine Re-Uptake Inhibitors
Schizophrenia and Dementia
Janssen
Metabotropic Glutamate Receptors
Neurological disorders
AstraZeneca
SCA's
Immunology
Micromet
Inhaled Leuprolide
Cancer
Nektar
= Enzon
= NPS

THERAPEUTIC FOCUS
•	Oncology	•	Endocrinology
•	Immunology	•	Neurology
		•	Gastroenterology

DEAL BANKERS
SG Cowen	Morgan Stanley

ADDRESSES
Enzon Pharmaceuticals	NPS Pharmaceuticals
685 Route 202/206	420 Chipeta Way
Bridgewater, NJ 08807	Salt Lake City, UT 84108

Science, Pipeline, Products . . . Creating A New Biotechnology Leader

FINANCIAL HIGHLIGHTS
As of February 18, 2003
Price:	$14.16	$24.07
52-Week Range:	$13.35-$48.50	$11.59-$36.09
Shares Outstanding:	43.0M	35.1M
Avg. Daily Vo. (3-month avg.):	1.0M	478K
Est. Float:	42.6M	30.1M
Market Cap:	$608.9M	$844.9M
Fiscal Year End:	June 30	December 31
Cash & Investments:	$145,755,000*	$234,454,000**
* As of 12/31/02 ** Estimate as of 12/31/02
ALL DATA
As of Nine Months Ended September 30, 2002
Revenue:	$70,126,000	$2,021,000
R&D Spend:	$15,003,000	$58,217,000
Net Income (Loss):	$45,714,000	($61,433,000)
Cash Flow Provided By (Used In) Operations:	$29,849,000	($53,439,000)
Long-Term Convertible Debt:	$400,000,000

ANALYST COVERAGE

Buckingham Research Group – David Buck	Merrill Lynch – Hari Sambasivam	Adams Harkness & Hill – Felicia Reed	Merrill Lynch –Eric Ende
CIBC World Markets – Matthew Geller	Morgan Stanley – Marc Goodman	Bear Sterns – Ron Renaud	Morgan Stanley – Caroline L. Copithorne
Credit Suisse First Boston – Mark Augustine	Natexis Bleichroeder, – Richard Stover	CIBC World Markets – Matthew Geller	Salomon Smith Barney – Elise Wang
Gerard Klauer Mattison – I. Morondel	SG Cowen – Ian Sanderson	Goldman Sachs – Maykin Ho	UBS Warburg – Andrew Gitkin
Leerink Swann & Co. – Robert Parente	Sun Trust – Robert Hazlett	Jefferies & Co. – Adam Walsh
Legg Mason – Stefan Loren	W.R. Hambrecht & Co. – Louis Webb	Lehman Brothers – Jim Birchenough

INSTITUTIONAL OWNERSHIP
~80%	~85%

TOP 10 SHAREHOLDERS
OrbiMed Advisors	Deutsche Bank AG
Janus Capital	T. Rowe Price
J&W Seligman	Fidelity Mgmt.
Liberty Wanger Asset	Morgan Stanley
Dresdner Kleinwort	Maverick Capital
Barclays	Franklin Advisers
Paw Capital	Barclays Global
Fidelity Mgmt. Research	Wellington Mgmt.
Pilgrim Baxter	Capital Research
Putnam	RS Invest. Mgmt.

DEAL BANKERS
SG Cowen	Morgan Stanley

ADDRESSES
Enzon Pharmaceuticals	NPS Pharmaceuticals
685 Route 202/206	420 Chipeta Way
Bridgewater, NJ 08807	Salt Lake City, UT 84108